

Ladbrokes PLC

30 March 2010

LADBROKES ANNOUNCES NEW CHIEF EXECUTIVE

Ladbrokes plc is pleased to announce the appointment of Richard Glynn as its next Chief Executive. He joins Ladbrokes from Sporting Index, where he has been Chairman since May 2008 having been Chief Executive from 2001. Richard, aged 45, will take up his position on 22nd April, 2010.

Peter Erskine, Chairman of Ladbrokes, said:

"We are delighted that Richard will become the next Chief Executive of Ladbrokes. We conducted a thorough international search and selection process and had a number of high quality candidates to choose from. Richard combines entrepreneurial energy with industry experience. His nine years' experience of the betting and gaming industry combined with his successful transformation of Sporting Index into a leading international and innovative spread betting business makes him ideally suited to lead the reinvigoration of Ladbrokes."

Richard Glynn said:

"I am very excited, and proud, to be joining Ladbrokes. It is a great business with significant opportunities in a rapidly changing marketplace. I am looking forward to working closely with the Ladbrokes team to fulfil the group's significant potential."

Notes to Editors

Terms of Remuneration

Richard Glynn will receive a base salary of £580,000 per annum. He will be eligible to participate in the Ladbrokes annual bonus scheme and performance share plan on the same basis as the previous CEO, and will receive a salary supplement in lieu of a pension contribution of 22.5% of salary.

Richard has a number of current remuneration and equity interests which he will be required to relinquish in accepting the role. In recognition of him doing so, he will be entitled to receive 1.177m Ladbrokes shares with a value of £1.75m on appointment. Richard will be required to hold this interest in Ladbrokes shares for a minimum of 3 years, forming the basis of a long-term holding in Ladbrokes.

Richard will receive a one-off incentive award upon appointment, based upon delivery of value to Ladbrokes' shareholders over a five year period. Richard will receive an award of c.4m shares in the Company. The extent to which this award will vest will be dependent on the achievement of extremely stretching share price growth performance targets over a five year period. It will also be subject to Richard holding at least 1 m of his Ladbrokes shares for the duration of the performance period.

The award will have no value unless a share price of at least £2.00 is attained (i.e. c. £400m of value will need to be delivered to shareholders before Richard is entitled to share in any value). At this level c 1m of the 4m shares would vest.

Full vesting, of the c 4m shares will only be achieved if the share price doubles to £2.97. If the award vests in full, c. £1.3bn of value will have been created for shareholders.

dlw 5/11

Press Contacts

Peter Erskine

Christopher Palmer, Corporate Development Director	07801 018973
Kate Postans, Head of Investor Relations	07855 335013
Ciaran O'Brien, Head of Public Relations	07976 180173
Andrew Grant, Tulchan	+44 (0) 20 7353 4200

For photographs and video please visit our www.ladbrokes.plc.com/image_library/

Richard Glynn brief career summary

2008 – (November) Present Non-Executive Chairman
2008 – (May) Present Chair of Sporting Index
2001 – Appointed CEO
2000 – 2001 Consultant
1998 – 2000 Megalomedia plc
1998 – 2000 Chief Executive Officer
1998 – Group Managing Director
1996 – 1998 Caribiner International
Group Managing Director
1992 – 1996 Nicholson Graham and Jones
Partner
1991 – 1992 J. Henry Schroder Wagg
Corporate Finance Team
1987 – 1991 S J Berwin & Co
Trainee Solicitor

Non Executive Roles:
2000 – Present Great Ormond Street Hospital Children's Charity
Chairman, Audit & Remuneration Committee
Member, General Purpose Committee
Member, Investment Committee

Ladbrokes PLC

RECEIVED

2010 MAY 11 A 8:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 31 MARCH 2010, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 933,812,004 ORDINARY SHARES OF 28 1/3P ('SHARES'). 31,760,568 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 902,051,436. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

Ladbrokes PLC

ANNUAL INFORMATION UPDATE

ANNUAL INFORMATION UPDATE FOR THE PERIOD COMMENCING 1 APRIL 2009 UP TO AND INCLUDING 31 MARCH 2010.

LADBROKES PLC ("THE COMPANY") IS PLEASED TO PROVIDE AN **ANNUAL INFORMATION UPDATE**, IN ACCORDANCE WITH THE REQUIREMENTS OF PROSPECTUS RULE 5.2. THE INFORMATION REFERRED TO IN THIS UPDATE WAS UP TO DATE AT THE TIME THE INFORMATION WAS PUBLISHED BUT SOME INFORMATION MAY NOW BE OUT OF DATE. TO AVOID AN UNNECESSARILY LENGTHY DOCUMENT, INFORMATION IS REFERRED TO IN THIS UPDATE RATHER THAN INCLUDED IN FULL.

1. ANNOUNCEMENTS MADE VIA RNS, A REGULATORY INFORMATION SERVICE:

DATE	DESCRIPTION
02 APRIL 2009	DIRECTOR/PDMR SHAREHOLDING
14 APRIL 2009	DIRECTOR/PDMR SHAREHOLDING
17 APRIL 2009	BLOCKLISTING INTERIM REVIEW
30 APRIL 2009	TOTAL VOTING RIGHTS
11 MAY 2009	DIRECTOR/PDMR SHAREHOLDING
12 MAY 2009	NOTICE OF IMS
15 MAY 2009	INTERIM MANAGEMENT STATEMENT
15 MAY 2009	RESULT OF AGM
19 MAY 2009	DIRECTOR/PDMR SHAREHOLDING
27 MAY 2009	HOLDING(S) IN COMPANY
29 MAY 2009	TOTAL VOTING RIGHTS
08 JUNE 2009	CHANGE IN NON-EXECUTIVE RESPONSIBILITIES
11 JUNE 2009	DIRECTOR/PDMR SHAREHOLDING

23 JUNE 2009	DIRECTOR/PDMR SHAREHOLDING
30 JUNE 2009	TOTAL VOTING RIGHTS
13 JULY 2009	DIRECTOR/PDMR SHAREHOLDING
30 JULY 2009	NOTICE OF RESULTS
31 JULY 2009	TOTAL VOTING RIGHTS
06 AUGUST 2009	INTERIM RESULTS PART 1
06 AUGUST 2009	INTERIM RESULTS PART 2
10 AUGUST 2009	DIRECTOR/PDMR SHAREHOLDING
01 SEPTEMBER 2009	TOTAL VOTING RIGHTS
04 SEPTEMBER 2009	HOLDING(S) IN COMPANY
10 SEPTEMBER 2009	DIRECTOR/PDMR SHAREHOLDING
30 SEPTEMBER 2009	TOTAL VOTING RIGHTS
06 OCTOBER 2009	DIRECTOR/PDMR SHAREHOLDING
08 OCTOBER 2009	RIGHTS ISSUE ANNOUNCEMENT
08 OCTOBER 2009	INTERIM MANAGEMENT STATEMENT
08 OCTOBER 2009	DOC RE.RIGHTS ISSUE
13 OCTOBER 2009	HOLDING(S) IN COMPANY
14 OCTOBER 2009	DIRECTOR/PDMR SHAREHOLDING
16 OCTOBER 2009	HOLDING(S) IN COMPANY
19 OCTOBER 2009	HOLDING(S) IN COMPANY
19 OCTOBER 2009	BLOCKLISTING INTERIM REVIEW
21 OCTOBER 2009	HOLDING(S) IN COMPANY
26 OCTOBER 2009	RESULT OF RIGHTS ISSUE
26 OCTOBER 2009	PLACING OF RIGHTS ISSUE RUMP
27 OCTOBER 2009	HOLDING(S) IN COMPANY
28 OCTOBER 2009	HOLDING(S) IN COMPANY
29 OCTOBER 2009	TOTAL VOTING RIGHTS
29 OCTOBER 2009	HOLDING(S) IN COMPANY

30 OCTOBER 2009	DIRECTOR/PDMR SHAREHOLDING
11 NOVEMBER 2009	DIRECTOR/PDMR SHAREHOLDINGS
18 NOVEMBER 2009	DIRECTORATE CHANGE
18 NOVEMBER 2009	HOLDING(S) IN COMPANY
25 NOVEMBER 2009	DIRECTOR DECLARATION
30 NOVEMBER 2009	TOTAL VOTING RIGHTS
10 DECEMBER 2009	HOLDING(S) IN COMPANY
11 DECEMBER 2009	DIRECTOR/PDMR SHAREHOLDING
15 DECEMBER 2009	HOLDING(S) IN COMPANY
31 DECEMBER 2009	TOTAL VOTING RIGHTS
11 JANUARY 2010	DIRECTOR/PDMR SHAREHOLDING
12 JANUARY 2010	BOARD CHANGE
01 FEBRUARY 2010	TOTAL VOTING RIGHTS
02 FEBRUARY 2010	HOLDING(S) IN COMPANY
04 FEBRUARY 2010	HOLDING(S) IN COMPANY
10 FEBRUARY 2010	ADDITIONAL LISTING
10 FEBRUARY 2010	NOTICE OF RESULTS
11 FEBRAURY 2010	DIRECTOR/PDMR SHAREHOLDING
18 FEBRUARY 2010	FINAL RESULTS
19 FEBRUARY 2010	DIRECTOR/PDMR SHAREHOLDING
24 FEBRUARY 2010	HOLDING(S) IN COMPANY
01 MARCH 2010	TOTAL VOTING RIGHTS
02 MARCH 2010	DIRECTOR/PDMR SHAREHOLDING
11 MARCH 2010	DIRECTOR/PDMR SHAREHOLDING
11 MARCH 2010	ANNUAL FINANCIAL REPORT
12 MARCH 2010	PROPOSED NEW ARTICLES OF ASSOCIATION
30 MARCH 2010	DIRECTORATE CHANGE

2. DOCUMENTS FILED AT COMPANIES HOUSE. ALL THE DOCUMENTS LISTED BELOW WERE FILED WITH THE REGISTRAR OF COMPANIES IN ENGLAND AND WALES AND REGISTERED BY THEM ON OR AROUND THE DATES INDICATED:

DATE	DOCUMENT FILED
27 APRIL 2009	FORM AA GROUP OF COMPANIES' ACCOUNTS MADE UP TO 31/12/08
03 JUNE 2009	FORMS 88(2) RETURN ALLOTMENT OF SHARES
04 JUNE 2009	AGM 2009 - ORDINARY AND SPECIAL RESOLUTIONS
04 JUNE 2009	FORM 123 NOTICE IN INCREASE IN NOMINAL CAPITAL
04 JUNE 2009	FORMS 288b RESIGNATION OF DIRECTORS
04 JUNE 2009	MEMORANDUM AND ARTICLES OF ASSOCIATION
24 JUNE 2009	FORM 88(2) RETURN ALLOTMENT OF SHARES
03 AUGUST 2009	REDUCTION OF ISS CAPITAL AND MINUTE
03 AUGUST 2009	CERTIFICATE OF REDUCTION OF SHARE PREMIUM
06 AUGUST 2009	FORM 88(2) RETURN ALLOTMENT OF SHARES
18 AUGUST 2009	FORM 88(2) RETURN ALLOTMENT OF SHARES
21 SEPTEMBER 2009	FORM 88(2) RETURN ALLOTMENT OF SHARES
14 OCTOBER 2009	NOTIFICATION OF SINGLE ALTERNATIVE INSPECTION LOCATION
14 OCTOBER 2009	CHANGE OF LOCATION OF THE COMPANY RECORDS TO THE SINGLE ALTERNATIVE INSPECTION LOCATION
25 NOVEMBER 2009	FORMS SH01 RETURN ALLOTMENT OF SHARES
02 DECEMBER 2009	FORM AP01 APPOINMENT OF DIRECTOR
09 JANUARY 2010	FORM SH01 RETURN OF ALLOTMENT SHARES
22 JANAURY 2010	FORM SH01 RETURN OF ALLOTMENT SHARES
25 JANAURY 2010	FORM AP01 APPOINTMENT OF DIRECTOR

03 FEBRUARY 2010	FORM AR01 ANNUAL RETURN
23 FEBRUARY 2010	FORM SH01 RETURN OF ALLOTMENT SHARES
30 MARCH 2010	FORM SH01 RETURN OF ALLOTMENT SHARES

3. INFORMATION PROVIDED AND MADE AVAILABLE TO SHAREHOLDERS:

8 OCTOBER 2009	RIGHTS ISSUE GUIDE TOGETHER WITH PROVISIONAL ALLOTMENT LETTER AND PROSPECTUS
11 MARCH 2010	NOTICE OF 2010 AGM
11 MARCH 2010	ANNUAL REPORT AND ACCOUNTS FOR YEAR ENDED 31 DECEMBER 2009
11 MARCH 2010	PROPOSED NEW ARTICLES OF ASSOCIATION

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	Ladbrokes plc
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: [iii]	Legal & General Group Plc (Group) Legal & General Investment Management Limited (LGIM)
4. Full name of shareholder(s) (if different from 3.):[iv]	Legal & General Group Plc (L&G) Legal & General Assurance Society Limited (LGAS & LGPL) Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	07 April 2010
6. Date on which issuer notified:	09 April 2010
7. Threshold(s) that is/are crossed or reached: [vi, vii]	Group (Above 10%) LGIM (Above 10%)

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
				Direct [xi]	Indirect [xii]	Direct	Indirect
ORD GBP GB00BOZSH635	83,175,112 (As on 21/01/2010)		91,014,014	71,821,054	19,192,960	7.962%	2.127%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta
CFD	N/A	N/A	N/A	418,600	0.046%	0.046%

Total (A+B+C)

Number of voting rights	Percentage of voting rights
91,432,614	10.13%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]	
Legal & General Group Plc (Direct and Indirect) (Group) (91,432,614 – 10.13%= Total Position)	
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (91,432,614 – 10.13%= Total Position)	
Legal & General Investment Management Limited (Indirect) (LGIM) (91,432,614 – 10.13%= Total Position)	
Legal & General Group Plc (Direct) (L&G) (71,821,054 - 7.96%=LGAS, LGPL & PMC)	
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (30,513,906 – 3.38%= PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH) (41,307,148 – 4.57%= LGAS & LGPL)
Legal & General Assurance (Pensions Management) Limited (PMC) (30,513,906 – 3.38%= PMC)	Legal & General Assurance Society Limited (LGAS & LGPL) (41,307,148 – 4.57%= LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 902,051,436
14. Contact name:	
15. Contact telephone number:	

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	47	24	3,968
JOHN O'REILLY	47	24	3,968
BRIAN WALLACE	46	23	1,545
RICHARD AMES	47	24	1,964
PDMRs			
MICHAEL O'KANE	47	24	3,968
MICHAEL NOBLE	47	24	3,968

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 6 APRIL 2010 AT 160.70 PENCE PER SHARE.
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1. OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

Ladbrokes PLC

2010 GENERAL MEETING

COPIES OF THE FOLLOWING DOCUMENTS HAVE BEEN SUBMITTED TO THE UK LISTING AUTHORITY:

1. SHAREHOLDER CIRCULAR REGARDING THE GENERAL MEETING BEING HELD 14 MAY 2010
2. FORM OF PROXY
3. FORMS OF DIRECTION

THESE WILL SHORTLY BE AVAILABLE FOR INSPECTION AT THE UK LISTING AUTHORITY'S DOCUMENT VIEWING FACILITY WHICH IS SITUATED AT:

FINANCIAL SERVICES AUTHORITY
25 THE NORTH COLONNADE
CANARY WHARF
LONDON
E14 5HS
TEL. NO. (0)20 7066 1000

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	**Ladbrokes plc**
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: [iii]	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):[iv]	Legal & General Assurance (Pensions Management) Limited (PMC) Legal & General Assurance Society Limited (LGAS & LGPL)
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	16 April 2010
6. Date on which issuer notified:	19 April 2010
7. Threshold(s) that is/are crossed or reached: [vi, vii]	L&G (From 7% to 8%)

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
				Direct [xi]	Indirect [xii]	Direct	Indirect
GB00BOZSH635	71,821,054 (As on 09/04/2010)		72,169,422	72,169,422		8.00%	

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
72,169,422	8.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]	
Legal & General Group Plc (Direct and Indirect) (Group) (92,029,998 –10.20%= Total Position)	
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (92,029,998 – 10.20%= Total Position)	
Legal & General Investment Management Limited (Indirect) (LGIM) (92,029,998 –10.20%= Total Position)	
Legal & General Group Plc (Direct) (L&G) (72,169,422 - 8.00%=LGAS, LGPL & PMC)	
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (30,447,028 –3.37%= PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH) (41,722,394 –4.62%= LGAS & LGPL)
Legal & General Assurance (Pensions Management) Limited (PMC) (30,447,028 –3.37%= PMC)	Legal & General Assurance Society Limited (LGAS & LGPL) (41,722,394 –4.62%= LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)	

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 902,051,436
14. Contact name:	
15. Contact telephone number:	

Ladbrokes PLC

On 30 March 2010 Ladbrokes plc announced the appointment of Mr Richard Glynn as a Director and Chief Executive with effect from 22 April 2010.

There are no details to be disclosed in respect of Mr Glynn pursuant to listing rule 9.6.13R.

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	**Ladbrokes plc**

2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation: [iii]	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):[iv]	Legal & General Assurance (Pensions Management) Limited (PMC) Legal & General Assurance Society Limited (LGAS & LGPL)
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	20 April 2010
6. Date on which issuer notified:	21 April 2010
7. Threshold(s) that is/are crossed or reached: [vi, vii]	L&G (From 8% to 7%)

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
				Direct [xi]	Indirect [xii]	Direct	Indirect
GB00BOZSH635	72,169,422 (As on 19/04/2010)		71,912,876	71,912,876		7.97%	

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
71,912,876	7.97%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]

Legal & General Group Plc (Direct and Indirect) (Group) (91,773,452 –10.17%= Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (91,773,452 – 10.17%= Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (91,773,452 –10.17%= Total Position)

Legal & General Group Plc (Direct) (L&G) (71,912,876 - 7.97%=LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (30,010,728 –3.32%= PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (30,010,728 –3.32%= PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH) (41,902,148 –4.64%= LGAS & LGPL)

Legal & General Assurance Society Limited (LGAS & LGPL) (41,902,148 –4.64%= LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 902,051,436
14. Contact name:	
15. Contact telephone number:	

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") HAS BEEN NOTIFIED BY D M SHAPLAND, NON-EXECUTIVE DIRECTOR, THAT HIS SPOUSE W S SHAPLAND HAS TODAY PURCHASED 25,000 ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY ("SHARES") AT 161.5092P PER SHARE.

FOLLOWING THE PURCHASE, MR SHAPLAND IS INTERESTED IN 25,000 SHARES.

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT ON 22 APRIL 2010 ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY ("SHARES") AWARDED UNDER THE COMPANY'S EXECUTIVE RESTRICTED SHARE PLAN ("RSP") IN 2008, VESTED AS FOLLOWS:

NAME	NO. OF SHARES VESTED
PDMR	
E H D ANDREWES	11,152

SHARES WERE SOLD AT 160.70 PENCE PER SHARE (TO ACCOUNT FOR TAX PAYABLE ON THE ABOVE VESTINGS) AS FOLLOWS:

NAME	NO. OF SHARES SOLD
PDMR	
E H D ANDREWES	5,708

FOLLOWING THESE TRANSACTIONS MR ANDREWES HAS A TOTAL INTEREST UNDER THE RSP IN 11,152 SHARES.